Exhibit 99.1

Ioneer Provides Rhyolite Ridge Project Update

Highlights:

•	BLM and cooperating agency review of the Draft Environmental Impact Study is complete, and publication of the draft is anticipated within the coming weeks

•	Assays and metallurgical results from 53 new drill holes covering the southern extension of the deposit expected during April and May

•	Mineralised sedimentary strata intersected in 49 of the 53 holes, extending the deposit a further 1km to the south and southeast

•	Updated mineral resource and ore reserve estimate to be completed over the next two months

Wednesday 3 April 2024 – Today, Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, NASDAQ: IONR), an emerging lithium-boron producer, provides an update on its Rhyolite Ridge Project, the only known lithium-boron ore deposit in North America.  Once operational, Rhyolite Ridge, located in Esmeralda County, Nevada, is expected to become a globally significant, low-cost source of lithium and boron.

Permitting

The Bureau of Land Management (BLM) and cooperating agencies have completed their review of the draft Environmental Impact Study (DEIS). Ioneer anticipates publication of the DEIS in the coming weeks. After publication of the DEIS in the federal register, a routine 45-day public comment period will begin, during which time the BLM will hold public meetings.  Comments will be considered and where appropriate, incorporated into a final EIS which will be released ahead of a Record of Decision (ROD).

Mineral Resource and Ore Reserve Estimates

Ioneer completed 53 drill holes targeting the southern extension of the lithium-boron deposit in order to collect and provide valuable geotechnical information for the Project’s evaluation required under the National Environmental Policy Act (NEPA). The 53 holes were drilled outside of the current 360Mt Resource over an area of approximately 0.8 km2 – compared to the 3 km2 footprint of the current Resource. 49 of the 53 holes intersected mineralised sedimentary strata, extending the deposit a further 1 km to the south and southeast.  The four holes (3 locations) that did not intersect mineralized sediments were the furthest south holes and intersected volcanic rocks that underlie and form the margins of the sedimentary basin (South Basin).

Concurrently, Ioneer collected samples for geochemical analysis and metallurgical testing and expects results in April and May ahead of updates to the mineral resource and ore reserve estimates.

Engineering

Detailed engineering design at Rhyolite Ridge is now approximately 70 percent complete, which places the Project well-ahead of other comparable US development projects. Ioneer anticipates minimal engineering spending ahead of its Final Investment Decision (FID) expected later this year.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)       Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 606

Ioneer continues to progress the updated Class 2 capital and operating cost estimates.

Growth Opportunities at Rhyolite Ridge

The current Rhyolite Ridge Mineral Resource estimate1, all of which is located within the expected permitted boundary, includes:

•	157Mt of high-boron lithium (clay-poor)

•	128Mt of low-boron lithium (clay-poor)

•	77Mt of clay-rich lithium

Only 64Mt (26 years) of the high-boron Resource was included in the economic analysis reported in the 2020 Definitive Feasibility Study (DFS).

Current estimates reflect multiple opportunities to increase production over time and extend the life of the Project.

Ioneer intends to report on metallurgical leach test work of the low-boron material during April and May. The test work is aimed at determining the most efficient way to process this material and provide options for increasing annual lithium production. Early indications suggest the low-boron lithium mineralisation is amenable to the same method of VAT leaching as will be used for processing the high-boron ore.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron ore deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.

1 See ASX announcement titled “Mineral Resource increases by 168% to 3.4 Mt lithium carbonate - Underscores growth potential for U.S. supply chain” dated 26 April 2023

p.2

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing. Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Competent Persons Statement

In respect of Mineral Resources referred to in this report and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Mineral Resource increases by 168% to 3.4 Mt lithium carbonate underscores growth potential for U.S. supply chain” dated 26 April 2023, released on ASX. Further information regarding the Mineral Resource estimate can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

p.3